

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

December 4, 2007

Mr. Philip L. Goulding
Senior Vice President and Chief Financial Officer
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

      Re: **Allegheny Energy, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 28, 2007
              File No. 1-267

Dear Mr. Goulding:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Jim Allegretto
                      Senior Assistant Chief Accountant